                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                              REMEDY CORPORATION
-------------------------------------------------------------------------------
                               (Name of Issuer)

                        COMMON STOCK $0.0001 PAR VALUE
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   759548100
-------------------------------------------------------------------------------
                                (CUSIP Number)

                                Eric P. Deller
                      Vice President and General Counsel
                            PEREGRINE SYSTEMS, INC.
                           3611 Valley Centre Drive
                                  Fifth Floor
                          San Diego, California 92130
                                (858) 481-5000
-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 June 10, 2001
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-l(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 759548 10 0            SCHEDULE 13D            Page 2 of 14 Pages

------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      Peregrine Systems, Inc.

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      95-3773312
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]  N/A
                                                                (b) [_]  N/A
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      WC & OO
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)  N/A
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      State of Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          295,000 (1)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             4,370,172 (2)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          295,000 (1)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      4,665,172 (2)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)  N/A
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      14.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      CO
------------------------------------------------------------------------------


(1) 295,000 shares of Remedy Common Stock are held by Peregrine, purchased within the past 60 days (discussed in Item 5 below).

(2) 3,206,990 shares of Remedy Common Stock are subject to Voting Agreements entered into by Peregrine and certain stockholders of Remedy (discussed in Items 3 and 4 below). In addition, 1,163,182 shares of Remedy Common Stock subject to options exercisable within 60 days of June

CUSIP No. 759548 10 0            SCHEDULE 13D            Page 3 of 14 Pages


        11, 2001 are subject to the Voting Agreements. The options are considered outstanding for purposes of calculating the percent of class beneficially owned by Peregrine. Peregrine expressly disclaims beneficial ownership of any of the shares of Remedy Common Stock covered by the Voting Agreements. Based on the number of shares of Remedy Common Stock outstanding as of June 7, 2001 (as represented by Remedy in the Merger Agreement discussed in Items 3 and 4), the 3,206,990 of shares of Remedy Common Stock indicated in the Voting Agreements represents approximately 10.4% of the outstanding Remedy Common Stock, excluding the 1,163,182 shares of Remedy Common Stock subject to options exercisable within 60 days of June 11, 2001.

        Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Peregrine Corporation that it is the beneficial owner of any of the Remedy Common Stock referred to herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1. Security and Issuer

        This statement on Schedule 13D (the "Statement") relates to the common
                                             ---------
stock, par value $0.00005 per share ("Remedy Common Stock"), of Remedy
                                      -------------------
Corporation, a Delaware corporation ("Remedy"). The principal executive offices
                                      ------
of Remedy are located at 1585 Charleston Road, Mountain View, CA 94043.

Item 2. Identity and Background

        The name of the person filing this Statement is Peregrine Systems, Inc., a Delaware corporation ("Peregrine"). The address of Peregrine's principal
                         ---------
office and principal business is 3611 Valley Centre Drive, San Diego, California 92130. Peregrine is a leading global provider of infrastructure resource management applications, employee self-service solutions and e-commerce technologies and services.

        Set forth in Schedule A is a list of each of the Peregrine's directors
                     ----------
and executive officers as of the date hereof, along with the present principal occupation or employment of such directors and executive officers, their respective citizenship and the name, principal business and address of any corporation or other organization other than Peregrine in which such employment is conducted.

        During the past five years, neither Peregrine nor, to Peregrine's knowledge, any person named on Schedule A attached hereto, has been convicted in
                               ----------
a criminal proceeding (excluding traffic violations or similar misdemeanors). Consequently, neither Peregrine nor, to Peregrine's best knowledge, any person named on Schedule A hereto is required to disclose legal proceedings pursuant to
         ----------
Item 2(d) of Schedule 13D.

        During the past five years neither Peregrine nor, to Peregrine's knowledge, any person named in Schedule A to this statement, was a party to a
                               ----------
civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. Consequently, neither Peregrine nor, to Peregrine's best knowledge, any person named on Schedule A hereto is required to disclose legal
                               ----------
proceedings pursuant to Item 2(e) of Schedule 13D.

CUSIP No. 759548 10 0            SCHEDULE 13D            Page 4 of 14 Pages


        To Peregrine's knowledge each of the individuals identified on Schedule
                                                                       --------
A attached hereto is a citizen of the United States.
-

Item 3. Source and Amount of Funds or Other Consideration

        On June 10, 2001, Peregrine, through its newly formed, wholly-owned subsidiary Rose Acquisition Corporation, a Delaware corporation ("Merger Sub"),
                                                                  ----------
agreed to acquire Remedy by means of a merger (the "Merger") pursuant to the
                                                    ------
terms of the Agreement and Plan of Reorganization, dated as of June 10, 2001, (the "Merger Agreement"), by and among Peregrine, Merger Sub and Remedy, and
      ----------------
subject to the conditions set forth therein. Pursuant to the Merger Agreement, and subject to the conditions set forth therein, Remedy will be merged with and into Merger Sub, the separate corporate existence of Remedy will cease and Merger Sub will continue as the surviving corporation of the Merger (sometimes referred to as the "Surviving Corporation"). A copy of the Merger Agreement is
                    ---------------------
attached hereto Exhibit 1 and is incorporated herein by this reference. The
                ---------
Merger is subject to approval of the Merger Agreement by the stockholders of Remedy, the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the satisfaction or waiver of certain other conditions as more fully described in the Merger Agreement.

        As an inducement for Peregrine to enter into the Merger Agreement described in Item 4 and in consideration thereof, certain directors and executive officers of Remedy, and entities affiliated with certain of such directors and executive officers (the "Stockholders"), entered into voting
                                       ------------
agreements (each a "Company Voting Agreement," and collectively, the "Company
                    ------------------------                          -------
Voting Agreements") with Peregrine (see Item 4). In addition, the Stockholders
-----------------
granted Peregrine an irrevocable proxy with respect to the shares of common stock covered by the Company Voting Agreements. No capital of Peregrine will be expended by Peregrine in connection with the exercise of its rights with respect to the approximately 3,206,990 shares of Remedy Common Stock covered by the Company Voting Agreements described in Item 6 below. A form of Company Voting Agreement and Irrevocable Proxy are attached hereto as Exhibit 2 and are
                                                       ---------
incorporated herein by this reference.

        During the past 60 days, Peregrine has acquired in open market purchases effected through a broker a total of 295,000 shares of Remedy Common Stock, for an aggregate purchase price of $5,744,701. Peregrine made the purchases from its working capital. Peregrine's purchases of Remedy Common Stock are discussed in detail in Item 5 below.

        References to, and descriptions of the Merger (described in Item 4), the Merger Agreement and the Company Voting Agreements as set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement and the form of Company Voting Agreement, respectively, included as Exhibit 1
                                                                    ---------
and Exhibit 2, respectively, to this Schedule 13D, and are incorporated herein
    ---------
in their entirety where such references and descriptions appear.

Item 4. Purpose of Transaction

     (a)-(b) As described in Item 3 above and Item 6 below, this statement relates to the Merger of Remedy with and into Merger Sub, a wholly-owned subsidiary of Peregrine, in a statutory merger pursuant to the provisions of Delaware General Corporation Law. At the effective time of the Merger, the separate existence of Remedy will cease and Merger Sub will continue as the Surviving Corporation and as a wholly-owned subsidiary of

CUSIP No. 759548 10 0            SCHEDULE 13D            Page 5 of 14 Pages

                 Peregrine. As a result of the Merger, each outstanding share of Remedy Common Stock issued and outstanding immediately prior to the effective time of the Merger, other than shares owned by Peregrine, Merger Sub, Remedy or any other subsidiary of Peregrine, and, if applicable, stockholders of Remedy properly exercising and not withdrawing appraisal rights, will be converted into the right to receive (a) $9.00 in cash and (b)
                 0.9065 shares of Peregrine common stock. Options to purchase common stock of Remedy ("Company Stock Options") outstanding as
                                          ---------------------
                 of the effective time of the Merger will be assumed by Peregrine. A copy of the Merger Agreement is attached hereto as
                 Exhibit 1 to this Schedule 13D and is incorporated herein by
                 ---------
                 this reference.

                 As an inducement to Peregrine to enter into the Merger Agreement, and as further described in Item 3 above and Item 6 below, each stockholder of Remedy who is a party to a Company Voting Agreement, dated as of June 10, 2001, among the parties thereto (collectively, the "Company Voting Agreement
                                             ------------------------
                 Stockholders") with Peregrine, has, by executing a Company
                 ------------
                 Voting Agreement, irrevocably appointed the members of the board of directors of Peregrine, and each of them, as sole and exclusive attorneys and proxies, with full power of substitution and resubstitution, as his, hers or its lawful attorney and proxy. Such proxies give the proxy holders the limited right to vote the shares of Remedy Common Stock beneficially owned by the Company Voting Agreement Stockholders (including any shares of Remedy Common Stock that such stockholders acquire after the time they entered into the Company Voting Agreements) (collectively, the "Shares"). The
                                                                ------
                 names of the Company Voting Agreement Stockholders, the number of shares of Remedy Common Stock beneficially owned by each such stockholder and the percentage ownership of Remedy Common Stock by each such stockholder as supplied by Remedy as of June
                 10, 2001 is set forth in Schedule B hereto which is hereby
                                          ----------
                 incorporated by this reference. A copy of the form of Company
                 Voting Agreement is attached hereto as Exhibit 2 and is
                                                        ---------
                 incorporated herein by this reference.

                 The descriptions herein of the Merger Agreement and the Company Voting Agreements are qualified in their entirety by reference to such agreements, copies of which are attached hereto as
                 Exhibit 1 and Exhibit 2.
                 ---------     ---------

                 The purpose of the transactions under the Company Voting Agreements are to enable Peregrine and Remedy to consummate the transactions contemplated under the Merger Agreement.

                 The purpose of Peregrine's open market purchases of an aggregate of 295,000 shares of Remedy Common Stock was to reduce Peregrine's total costs in the event an acquisition of Remedy is to be completed.

            (c)  Not applicable.

            (d) Upon consummation of the Merger, Remedy will cease to exist and Merger Sub will continue as the surviving corporation. The executive officers and directors of the Merger Sub shall be the current executive officers and directors of the Surviving Corporation. Pursuant to the Merger Agreement, at the effective time of the Merger, one member of

CUSIP No. 759548 10 0            SCHEDULE 13D              Page 6 of 14 Pages

            the Remedy board of directors, Lawrence L. Garlick, will become a member of the board of directors of Peregrine. No other directors on Remedy's board of directors will continue as directors of either the Surviving Corporation or Peregrine. In addition, upon consummation of the Merger, it is anticipated that certain officers in the management of Remedy will continue in the management of the combined companies. The individuals who will continue with these management positions and the offices they will hold has not been finalized.

    (e) Other than as a result of the Merger described in Item 3 above, not applicable.

    (f) Other than as a result of the Merger described in Item 3 above, not applicable.

    (g) Upon consummation of the Merger, the Certificate of Incorporation of Merger Sub as in effect immediately prior to the Merger, will be the Certificate of Incorporation of the Surviving Corporation until thereafter amended. Upon consummation of the Merger, the Bylaws of Merger Sub, as in effect immediately prior to the Merger, shall be the Bylaws of the Surviving Corporation until thereafter amended.

    (h) Upon consummation of the Merger, Remedy Common Stock will be delisted from the Nasdaq National Market.

    (i) Upon consummation of the Merger, Remedy Common Stock will become eligible for termination of registration under the Act, pursuant to
            Section 12(g)(4) of the Act by filing a Form 15 with the Securities and Exchange Commission.

    (j) Other than described above, Peregrine currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D (although Peregrine reserves the right to develop such plans).

    References to, and descriptions of, the Merger Agreement and the Company Voting Agreements as set forth above in this Item 4 are qualified in their entirety by reference to the copies of the Merger Agreement and the form of Company Voting Agreement, respectively, included as Exhibit 1 and Exhibit 2,
                                                    ---------     ---------
respectively, to this Schedule 13D, and incorporated in this Item 4 in their entirety where such references and descriptions appear.

Item 5.  Interest in Securities of the Issuer

    (a)-(b) As a result of its ownership of 295,000 shares of Remedy Common Stock and as a result of the Voting Agreements covering 3,206,990 shares of Remedy Common Stock and 1,163,182 shares of Remedy Common Stock subject to options exercisable within 60 days of June 11, 2001, Peregrine may be deemed to be the beneficial owner of 4,665,172 shares of Remedy Common Stock. Such Remedy Common Stock constitutes approximately 14.6% of the issued and outstanding shares of Remedy Common Stock based on the number of shares of Remedy Common Stock outstanding as of June 7, 2001 (as represented by Remedy in the Merger Agreement discussed in Items 3 and 4). Peregrine has the sole power to vote and dispose of 295,000 shares of Remedy Common Stock. Peregrine may be deemed to have the shared power to vote 4,370,172 shares with

CUSIP No. 759548 10 0            SCHEDULE 13D              Page 7 of 14 Pages

            respect to those matters described above. However, with respect to these shares, Peregrine (i) is not entitled to any rights as a stockholder of Remedy as to the shares other than with respect to the provisions of the Voting Agreements and (ii) disclaims any beneficial ownership of the shares of Remedy Common Stock which are covered by the Voting Agreements.

            Peregrine does not have any power to dispose or direct the disposition of any shares of Remedy Common Stock other than the 295,000 shares of Remedy Common Stock acquired as outlined in Item 5(c). Peregrine does not share voting power of any shares of Remedy Common Stock, other than the 3,206,990 shares of Remedy Common Stock and the 1,163,182 shares of Remedy Common Stock subject to options exercisable within 60 days of June 11, 2001, all of which are subject to the limited purposes set forth in Item 4 above and in the Voting Agreements. To the knowledge of Peregrine, no shares of Remedy Common Stock are beneficially owned by any of the persons named in Schedule A.
                     ----------

      (c) Peregrine has, within the past 60 days, effected the following transactions in Remedy Common Stock. All transactions were purchases in open market transactions.


            -----------------------------------------------------------------------------------------------
                                Amount
             Date              of Shares   Price per share        Total               How effected
             ----              ---------   ---------------        -----               ------------
            ------------------------------------------------------------------------------------------------
            5/09/01              1,000         $19.18        $   19,180.00       Broker:  Bank of America
                                                                                 Securities LLC
            -------------------------------------------------------------------------------------------------
            5/10/01            240,000         $19.55        $4,692,000.00       Broker:  Bank of America
                                                                                 Securities LLC
            -------------------------------------------------------------------------------------------------
            5/11/01             45,000         $19.03        $  856,701.00       Broker:  Bank of America
                                                                                 Securities LLC
            -------------------------------------------------------------------------------------------------
            5/15/01              1,500         $18.23        $   27,345.00       Broker:  Bank of America
                                                                                 Securities LLC
            -------------------------------------------------------------------------------------------------
            5/22/01              7,500         $19.93        $  149,475.00       Broker:  Bank of America
                                                                                 Securities LLC
            -------------------------------------------------------------------------------------------------


      (c) Except as described above, Peregrine has not effected any transaction in Remedy Common Stock during the past 60 days and, to Peregrine's knowledge, none of the persons named in Schedule A has
                                                                ----------
            effected any transaction in Remedy Common Stock during the past 60 days.

      (d)   Not applicable.

CUSIP No. 759548 10 0            SCHEDULE 13D              Page 8 of 14 Pages

     (e)  Not applicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     In connection with the Merger Agreement, certain stockholders of Remedy entered into company affiliate agreements with Peregrine in substantially the form attached hereto as Exhibit 3 (collectively, the "Company Affiliate
                        ----------                    -----------------
Agreements").  Pursuant to each Company Affiliate Agreement, the stockholder
----------
entering into the affiliate agreement has agreed not to exercise any option to purchase Remedy Common Stock ("Stockholder Company Option") without the prior
                               --------------------------
written consent of Remedy and Peregrine. Remedy and Peregrine will not withhold their consent to any exercise of Stockholder Company Options if the exercise, together with all exercises of Company Stock Options and notices of intent to exercise received as of June 10, 2001, would not affect Peregrine's ability to effectuate the Merger without a vote of its stockholders in compliance with the NASD Marketplace Rules. A copy of the form of Company Affiliate Agreement is attached hereto as Exhibit 3 and is incorporated herein by this reference.
                   ---------

     Other than the Merger Agreement, the Company Voting Agreements, and the Company Affiliate Agreements, to the knowledge of Peregrine, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of Remedy, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

     The descriptions herein of the Merger Agreement, the Company Voting Agreements and the Company Affiliate Agreements are qualified in their entirety by reference to such agreements, copies of which are attached hereto as Exhibit
                                                                        -------
1, Exhibit 2 and Exhibit 3.
-  ------- -     ---------

     Item 7.  Material to Be Filed as Exhibits

     The following documents are filed as exhibits:

     1. Agreement and Plan of Reorganization, dated as of June 10, 2001, by and among Peregrine Systems, Inc., Rose Acquisition Corp., and Remedy Corporation.

     2. Form of Company Voting Agreement, dated June 10, 2001, which has been entered into between Peregrine Systems, Inc., a Delaware corporation, and certain stockholders of Remedy Corporation, a Delaware Corporation.

     3. Form of Company Affiliate Agreement, dated June 10, 2001, which has been entered into between Peregrine Systems, Inc., a Delaware corporation, and certain stockholders of Remedy Corporation, a Delaware Corporation.

CUSIP No. 759548 10 0            SCHEDULE 13D              Page 9 of 14 Pages


                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 19, 2001

PEREGRINE SYSTEMS, INC.


By: /s/  Eric P. Deller
    ----------------------------------------
Name:  Eric P. Deller
Title: Vice President, General Counsel and
       Assistant Secretary

CUSIP No. 759548 10 0            SCHEDULE 13D             Page 10 of 14 Pages

                                  SCHEDULE A
                                  ----------

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                            PEREGRINE SYSTEMS, INC.

                                                Present Principal Occupation
             Name and Title                         And Name of Employer                  Citizenship
----------------------------------------     ----------------------------------      ---------------------
Stephen P. Gardner                                 Peregrine Systems, Inc.                   U.S.
Chief Executive Officer and Director

Matthew C. Gless                                   Peregrine Systems, Inc.                   U.S.
Executive Vice President and Chief
Financial Officer (Principal Financial
and Accounting Officer) and Director

Frederic B. Luddy                                  Peregrine Systems, Inc.                   U.S.
Chief Technology Officer

Louis Blatt                                        Peregrine Systems, Inc.                   U.S.
President, E-Markets Group (EMG)

Gary V. Lenz                                       Peregrine Systems, Inc.                   U.S.
President, Integrated Solutions Group (ISG)

Andrew L. Cahill                                   Peregrine Systems, Inc.                   U.S.
President, Infrastructure Management Group
(IMG)

Richard T. Nelson                                  Peregrine Systems, Inc.                   U.S.
Senior Vice President and Secretary

Daniel L. Manack                                   Peregrine Systems, Inc.                   U.S.
Senior Vice President

Joseph G. Reichner                                 Peregrine Systems, Inc.                   U.S.
Senior Vice President

Steve Kiser                                        Peregrine Systems, Inc.                   U.S.
Senior Vice President

Richard J. Kennedy                                 Peregrine Systems, Inc.                   U.S.
Senior Vice President, Worldwide Customer
Support

Thomas Smith                                       Peregrine Systems, Inc.                   U.S.
Senior Vice President, Corporate Marketing

CUSIP No. 759548 10 0            SCHEDULE 13D             Page 11 of 14 Pages

                                                Present Principal Occupation
             Name and Title                         And Name of Employer                  Citizenship
----------------------------------------     ----------------------------------      ---------------------
Eric P. Deller                                     Peregrine Systems, Inc.                   U.S.
Vice President and General
Counsel/Assistant Secretary

Robert N. Urwiler                                  Peregrine Systems, Inc.                   U.S.
Vice President, Infrastructure Management
and Chief Infrastructure Officer

Kenneth L. Mellett                                 Peregrine Systems, Inc.                   U.S.
Vice President

Barry M. Ariko                                     Peregrine Systems, Inc.                   U.S.
Director, Vice President

Christopher A. Cole                             President and Chief Executive                U.S.
Director                                                   Officer
                                                       Questrel, Inc.

John J. Moores                                       Owner and Chairman                      U.S.
Director                                       San Diego Padres Baseball Club,
                                                            L.P.

Charles E. Noell III                            President and Chief Executive                U.S.
Director                                                   Officer
                                                     JMI Services, Inc.

William B. Richardson                           Adjunct professor at Harvard                 U.S.
Director                                            University's John F.
                                                Kennedy School of Government

William D. Savoy                             President of Vulcan Ventures, Inc.              U.S.
Director

Thomas G. Watrous, Sr.                                     Retired                           U.S.
Director

_________________
* The address of each executive officer or director is c/o Peregrine Systems, Inc., 3611 Valley Centre Drive, San Diego, CA 92130

CUSIP No. 759548 10 0            SCHEDULE 13D             Page 12 of 14 Pages

                                  SCHEDULE B
                                  ----------

                              REMEDY CORPORATION
                           COMPANY VOTING AGREEMENTS
                 THE INFORMATION IN THIS SCHEDULE IS BASED ON
                  INFORMATION PROVIDED BY REMEDY TO PEREGRINE

                                                                                             Percentage of Remedy
                                                   Shares of Remedy Common                 Common Stock Beneficially
           Stockholder                           Stock Beneficially Owned (1)                        Owned
----------------------------------          --------------------------------------     ---------------------------------
Lawrence L. Garlick (2)                                   2,878,940                                  9.22%
 Chief Executive Officer and
 Chairman of the Board

Richard P. Allocco (3)                                      126,833                                     *
 Executive Vice President Global
 Sales

Ron J. Fior (4)                                              70,453                                     *
 Chief Financial Officer and Vice
 President, Finance

Gary Oliver (5)                                              59,663                                     *
 Vice President and General
 Manager eBusiness Infrastructure
 Solutions

Harold Goldberg (6)                                          35,305                                     *
 Vice President and General
 Manager eCRM Solutions

Sheri Anderson (7)                                           50,000                                     *
 Director

Harvey C. Jones, Jr. (8)                                    200,000                                     *

David A. Mahler (9)                                         798,978                                   2.6%
 Director

John Olsen (10)                                              30,000                                     *
 Director

John F. Shoch (11)                                          120,000                                     *
 Director

_____________________
*   holds less than 1%
** The address of each executive officer or director is c/o Remedy Corporation, 1585 Charleston Road, Mountain View, CA 94043

CUSIP No. 759548 10 0            SCHEDULE 13D             Page 13 of 14 Pages

(1) Information with respect to "beneficial ownership" shown in the table above is based on information supplied by the directors and executive officers of Remedy and filings made with the Commission or furnished to Remedy by other stockholders. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. Percentage of beneficial ownership is based on 30,746,992 shares of Common Stock outstanding as of June 7, 2001 and includes shares of Common Stock subject to options that may be exercised within 60 days of June 11, 2001. Such shares are deemed to be outstanding for the purposes of computing the percentage ownership of the individual holding such shares, but are not deemed outstanding for purposes of computing the percentage of any other person shown in the table.

(2) Includes 476,120 shares subject to currently exercisable options or options exercisable within 60 days of June 11, 2001.

(3) Includes 124,169 shares subject to currently exercisable options or options exercisable within 60 days of June 11, 2001.

(4) Includes 66,290 shares subject to currently exercisable options or options exercisable within 60 days of June 11, 2001.

(5) Includes 57,604 shares subject to currently exercisable options or options exercisable within 60 days of June 11, 2001.

(6) Includes 33,999 shares subject to currently exercisable options or options exercisable within 60 days of June 11, 2001.

(7) Includes 50,000 shares subject to currently exercisable options or options exercisable within 60 days of June 11, 2001.

(8) Includes 170,000 shares subject to currently exercisable options or options exercisable within 60 days of June 11, 2001. Also includes 30,000 shares held by the Jones Living Trust.

(9) Includes 35,000 shares subject to currently exercisable options or options exercisable within 60 days of June 11, 2001.

(10) Includes 30,000 shares subject to currently exercisable options or options exercisable within 60 days of June 11, 2001.

(11) Includes 120,000 shares subject to currently exercisable options or options exercisable within 60 days of June 11, 2001.

CUSIP No. 759548 10 0            SCHEDULE 13D             Page 14 of 14 Pages


                                 EXHIBIT INDEX


   Exhibit No.                                Description
-----------------   ------------------------------------------------------------

        1 Agreement and Plan of Reorganization, dated as of June 10, 2001, by and among Peregrine Systems, Inc., Rose Acquisition Corp., and Remedy Corporation.

        2 Form of Company Voting Agreement, dated June 10, 2001, which has been entered into between Peregrine Systems, Inc., a Delaware corporation, and certain stockholders of Remedy Corporation, a Delaware Corporation.

        3 Form of Company Affiliate Agreement, dated June 10, 2001, which has been entered into between Peregrine Systems, Inc., a Delaware corporation, and certain stockholders of Remedy Corporation, a Delaware Corporation.